

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2020

Alex Ioffe
Chief Financial Officer
Virtu Financial, Inc.
One Liberty Plaza
165 Broadway
New York, NY 10006

> **Re: Form 10-K for the Year Ended December 31, 2018**
> **File No. 001-37352**

Dear Mr. Ioffe:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance